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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One):
[ ] Form 10-K   [ ] Form 11-K   [ ] Form 20-F   [X] Form 10-Q   [ ] Form N-SAR

            For Period Ended:       June  30, 1998

                             [ ]    Transition Report on Form 10-K
                             [ ]    Transition Report on Form 20-F
                             [ ]    Transition Report on Form 11-K
                             [ ]    Transition Report on Form 10-Q
                             [ ]    Transition Report on Form N-SAR
                             For the Transition Period Ended:___________________

         If the notification relates to a portion of the filing checked above, identify the Items(s) to which the notification relates:


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PART I - REGISTRANT INFORMATION

         Search Financial Services Inc.
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Full Name of Registrant


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Former Name if Applicable

         600 N. Pearl Street, Suite 2500, L.B. 123
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Address of Principal Executive Office (Street and Number)

         Dallas, TX  75201-2899
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City, State and Zip Code

PART II - RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed (check box if appropriate):

[ ]      (a)      The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ ]      (b)      The subject annual report, semi-annual report, transition
                  report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]      (c)      The accountant's statement or other exhibit required by Rule
                  12b-25(c) has been attached if applicable.


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PART III -NARRATIVE

         On March 6, 1998, Registrant and three of its non-prime automobile finance subsidiaries filed petitions seeking protection from their creditors under Chapter 11 of the United States Bankruptcy Code (the "Chapter 11 Proceedings"). The Chapter 11 Proceedings are pending in the United States Bankruptcy Court for the Northern District of Texas, Dallas Division, and are being jointly administered under Case No. 398-32129-RCM-11. Since commencement of the Chapter 11 Proceedings, Registrant and its subsidiaries have severely curtailed operations, including completing their exit from the non-prime automobile business, which represented approximately 90% of the assets of Registrant and its subsidiaries, and reducing their number of employees by over 50%.

         On July 2, 1998, Registrant filed its Plan of Reorganization (the "Plan") and Disclosure Statement with the Bankruptcy Court. A hearing to consider approval of the Disclosure Statement and the disclosure statement related to a competing plan filed by a creditor was scheduled for August 7, 1998 and has been continued.

         In summary, the Plan is a liquidating plan. It provides for the sale or collection of the assets of Registrant and its subsidiaries involved in the Chapter 11 Proceedings, including the sale of a significant equity interest in, or, alternatively, the sale of all of, Registrant's consumer finance business, which is its only remaining business, and the distribution of any remaining interest in the consumer finance business and of the proceeds received from the sale of other assets to the payment, or otherwise for the benefit, of creditors and perhaps preferred stockholders. No payments to other equity holders are contemplated. The Plan specifically provides for all equity interests in Registrant, including its 9%/7% Convertible Preferred Stock and Common Stock, to be deemed cancelled and for Registrant to be dissolved upon confirmation of the Plan. The competing plan also is a liquidating plan.

         The Judge in the Chapter 11 Proceedings has ordered Registrant to show cause why a Chapter 11 Trustee should not be appointed for Registrant. A hearing on that order is scheduled for August 24, 1998. The appointment of a Chapter 11 Trustee may adversely affect the ability of Registrant to proceed with the Plan.

         Registrant has not employed a firm of independent certified public accountants to perform an audit of its financial statements at, and for the fiscal year ended, March 31, 1998 and its 9%/7% Convertible Preferred Stock and Common Stock have been delisted from The Nasdaq National Market. Registrant's management has devoted, and continues to devote, substantially all of its time to management of the Chapter 11 Proceedings, including preparation and revision of the Plan and Disclosure Statement, settlement discussions and seeking ongoing financing for, and an investor in or buyer of, Registrant's consumer finance business. Registrant has no current plans to employ a firm of independent certified public accountants to perform an audit and its Chief Accounting Officer recently resigned. Its Chief Financial Officer has also been given notice that his employment will be terminated.

         The last reported sales prices for Registrant's 9%/7% Convertible Preferred Stock and Common Stock were $.01 and $.01 per share, respectively. Trading of these securities has been extremely limited and sporadic. The 9%/7% Convertible preferred Stock has not traded since July 28, 1998 and only a few hundred shares of the Common Stock have traded since that date.

         Registrant files monthly financial reports with the Bankruptcy Court for each of the companies involved in the Chapter 11 Proceedings. However, the effect of the Chapter 11 Proceedings on certain accounting items and issues has not yet been determined.

PART IV -OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

             Robert D. Idzi                 214                  965-6000
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                (Name)                  (Area Code)          (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter

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         period that the registrant was required to file such reports) been filed? If the answer is no, identify report(s).

         Annual Report on Form 10-K for the fiscal year ended March 31, 1998

                                                                Yes [ ]   No [X]
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(3)      Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earning statements to be included in the subject report or portion thereof?

                                                                Yes [X]   No [ ]

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         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

              Registrant's preliminary unaudited net income before dividends for the three months ended June 30, 1998 was approximately $1,371,000, an increase of approximately $1,222,000 over the net income before dividends of $148,000 for three months ended June 30, 1997. The increase in net income before dividends was primarily attributable to a preliminarily estimated gain of $960,000 on the bulk sale of loan contracts, reversals of $863,000 in various expense accruals, an overall net reduction of $1,407,000 in operating expenses and decreased interest expense of $721,000, which collectively were partially offset by charges of $2,751,000 for increased provisions for credit losses. Most of the significant differences from the prior year are a direct result of the discontinuance of the sub-prime automobile financing operations and the Chapter 11 filing of Registrant and several of its subsidiaries in March 1998.

              There still remain several material accounting items and issues which cannot be resolved until the resolution of various matters pending in or related to the Chapter 11 Proceedings. Final valuations of assets and recording of claims and liabilities are dependent on the outcome of these matters. These items could have a material effect on the results for the fiscal year ended March 31, 1998 as well as the results for the three months ended June 30, 1998.

                         SEARCH FINANCIAL SERVICES INC.
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                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: August 17, 1998                  By: /s/ ROBERT D. IDZI
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                                           Robert D. Idzi
                                           Senior Executive Vice President and
                                           Chief Financial Officer